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FEB 28 2017

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SEC

17009896

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETF Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Broadway - 16th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETF Distributors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2021

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETF Distributors, LLC

(A subsidiary of Virtus Partners, Inc.)

Financial Statements
with Supplementary Information
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of ETF Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of ETF Distributors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under Securities and Exchange Commission of 1934. In our opinion, the computation of net capital under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2017

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

		December 31, 2016
Assets		
Cash	$	793,241
Accounts receivable		2,166
Due from affiliates		15,512
Prepaid expenses		25,455
Total assets	$	836,374
Liabilities and Member's Equity		
Accrued liabilities	$	30,000
Due to affiliates		20,751
Total liabilities		50,751
Commitments and Contingencies (Note 6)		
Member's Equity		
Additional paid-in capital		1,100,696
Accumulated deficit		(315,073)
Total member's equity		785,623
Total liabilities and member's equity	$	836,374

The accompanying notes are an integral part of these financial statements.

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Operations

		Year Ended December 31, 2016
Operating Revenues		
Distribution fees	$	194,272
Total operating revenues		194,272
Operating Expenses		
Employment expenses		115,920
Other operating expenses		185,304
Total operating expenses		301,224
Net Loss	$	(106,952)

The accompanying notes are an integral part of these financial statements.

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

	Additional Paid-In Capital	Accumulated Deficit	Total Member's Equity
Balances at December 31, 2015	$ 1,100,696	$ (208,121)	$ 892,575
Net loss	-	(106,952)	(106,952)
Balances at December 31, 2016	$ 1,100,696	$ (315,073)	$ 785,623

The accompanying notes are an integral part of these financial statements.

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

		Year Ended December 31, 2016
Cash flows from operating activities:		
Net loss	$	(106,952)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(885)
Due from affiliates		(2,092)
Prepaid expenses		18,823
Accrued liabilities		(23,600)
Due to affiliates		(15,966)
Net cash used in operating activities		(130,672)
Net decrease in cash		(130,672)
Cash, beginning of year		923,913
Cash, end of year	$	793,241

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

ETF Distributors, LLC ("ETFD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related exchange traded funds, which are registered with the Securities and Exchange Commission ("SEC").

The Company is a direct wholly-owned subsidiary of ETFis Holdings, LLC ("ETFH"). ETFH is 57.5% owned by Virtus Partners, Inc. ("VP") and 42.5% owned by members of management. VP is a direct wholly-owned subsidiary of Virtus Partners Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks.

Prepaid Assets

Prepaid assets primarily consist of prepaid insurance costs which are expensed over the term of the policy.

Revenue Recognition

Distribution fees are recorded as revenue during the period in which services are performed. Distribution fees are earned based on a percentage of assets under management, subject to certain minimums, and are paid monthly pursuant to the terms of the respective distribution fee contracts.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is a pass through entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the member's income tax returns.

The Company's income tax returns for the years ended December 31, 2013, 2014, and 2015 are subject to examination by the Internal Revenue Service.

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-15, classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15") which clarifies the treatment of several cash flow categories. In addition, ASU 2016-15 clarifies that when cash receipts and cash payments have aspects of more than one class of cash flows and cannot be separated, classification will depend on the predominant source or use. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its financial statements.

In March 2016, the FASB issued ASU 2016-08, Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net), which amends the principal-versus-agent implementation guidance in ASU 2014-09 Revenue from Contracts with Customers, as further discussed below. The new guidance will impact whether an entity reports revenue on a gross or net basis. The Company is currently evaluating the potential impact of adopting this standard on its Consolidated Financial Statements; which is effective for the Company in conjunction with the adoption of ASU 2014-09.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 was originally effective for fiscal years and interim periods within those years beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year for periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date and requires either a retrospective or a modified retrospective approach to adoption. The core principle of the model is that revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. The guidance also changes the accounting for certain contract costs and revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. The guidance is effective for the Company beginning January 1, 2018 and allows for either a full retrospective or modified approach at adoption. Our implementation efforts include the identification of revenue within the scope of the guidance, as well as the evaluation of revenue contracts. Although the Company still continues to evaluate the impact of ASU 2014-09, we have not identified material changes in the timing of revenue recognition. We are also evaluating the presentation of certain revenue related-costs on a gross versus net basis and related disclosures of revenue.

3. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0. Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

	December 31, 2016
Aggregate indebtedness	$ 50,751
Net capital	742,490
Ratio of aggregate indebtedness to net capital	0.07 to 1

The Company's minimum required net capital at December 31, 2016 based on its aggregate indebtedness on that date, was $5,000.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

4. Expense Sharing Agreement

The Company is party to an expense sharing agreement with its parent company, ETFH. Under the agreement, the Company utilizes personnel, services and facilities which are contracted by, and paid by, ETFH. The Company is charged a varying percentage of ETFH costs based on a quarterly time survey and settles the payable on a monthly basis. During 2016, $115,920 of employment expenses and $54,253 of other operating expenses were incurred pursuant to the expense sharing agreement.

5. Related Party Transactions

The Company engages in transactions with a number of related parties, which includes expenses incurred pursuant to the expense sharing agreement disclosed in Note 4 and certain other expenses that are paid by Virtus on the Company's behalf and reimbursed by the Company. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. At December 31, 2016, $15,512 was recorded as receivables from Virtus ETF Advisors, LLC, which is a wholly-owned subsidiary of ETFH, related to distribution fees due to the Company which are paid a month in arrears. At December 31, 2016, $20,751 was recorded as due to affiliates which includes $18,319 payable to ETFH pursuant to the expense sharing agreement and $2,432 payable to Virtus for expense reimbursements.

6. Commitments and Contingencies

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, Loss Contingencies. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. There are no such matters outstanding as of December 31, 2016.

7. Subsequent Events

Subsequent events have been evaluated through February 24, 2017, which is the date the financial statements were issued.

Net Capital

Total member's equity		$ 785,623
Less nonallowable assets:		
Accounts receivable	$ 2,166	
Receivable from affiliates	15,512	
Prepaid expenses	25,455	(43,133)
Net capital before specific reduction in the market value of securities		742,490
Less securities haircuts pursuant to Rule 15c3-1		-
Net capital		$ 742,490

Aggregate Indebtedness

Total liabilities included in Statement of Financial Condition	$ 50,751
Difference resulting from offsetting various liability accounts against related assets	-
Aggregate indebtedness	$ 50,751
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of $50,751)	$ 5,000
Net capital in excess of minimum requirements ($742,490 - $5,000)	$ 737,490
Ratio of aggregate indebtedness to net capital	0.07 to 1

Note A – Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by ETFD in Part II-A of the unaudited FOCUS Report on Form X-17A-5, as of December 31, 2016.

pwc

Report of Independent Accountants

To the Board of Directors of ETF Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by ETF Distributors, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying Schedule of Form SIPC-3 Revenues of ETF Distributors, LLC for the year ended December 31, 2016, solely to assist the specified parties in evaluating ETF Distributors, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for ETF Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the Total Revenues amount reported on page 5 line 8 of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences.
2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 with the supporting schedules and working papers, as follows:
    a. Revenue related to distribution of shares of registered open end investment companies or unit investment trusts of $194,272 were compared to the December 31, 2016 supporting schedules provided by David Hanley, Senior Vice President and Treasurer, noting no difference.
3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers obtained in procedure 2, as follows:
    a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $194,272 by summing the individual business activities through which revenue was earned, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ETF Distributors, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2017

ETF Distributors, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016.

Amount ($)	Business activities through which revenue was earned
$0.00	Business conducted outside the United States and its territories and possessions
$194,272	Distribution of shares of registered open end investment companies or unit investment trusts
$0.00	Sale of variable annuities
$0.00	Insurance commissions and fees
$0.00	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0.00	Transactions in securities futures products
$194,271	**Total Revenues**